Exhibit 99.1

PRF Technologies Announces PRF-110 Demonstrated Sustained 72-Hour
Analgesic Activity Comparable to Approved, Commercially Available
Benchmark  in Head-to-Head Preclinical Study

Ropivacaine-only, NSAID-free formulation leverages a long-acting local anesthetic with a favorable safety profile

Tel Aviv – May 26, 2026 — PRF Technologies Ltd. (Nasdaq: PRFX) (“PRF” or the “Company”), a clinical-stage specialty pharmaceutical company focused on reformulating established therapeutics for post-operative pain management, today announced positive results from a preclinical study in domestic pigs directly comparing its lead product candidate, PRF-110, to ZYNRELEF® (bupivacaine and meloxicam extended-release solution), an approved extended-release product used as a benchmark in the study.

PRF-110 is a proprietary, oil-based, viscous, clear extended-release formulation of ropivacaine designed to be deposited directly into the surgical wound bed prior to closure. The product candidate is being developed to provide prolonged local analgesia following surgery through a single administration at the surgical site. Such product is designed to reduce the use of opiates for post-surgical pain.

In the head-to-head preclinical study, PRF-110 demonstrated sustained analgesic activity comparable to ZYNRELEF across the 72-hour post-surgical evaluation period. Importantly, PRF-110 achieved this activity with a ropivacaine-only, NSAID-free formulation. Ropivacaine is a well-characterized long-acting local anesthetic that has demonstrated lower cardiac toxicity than bupivacaine in non-clinical pharmacology studies.

“For physicians, the key question is whether a new non-opioid therapy can provide sustained pain relief while offering a differentiated clinical profile,” said Dr. Ehud Geller, Executive Chairman of PRF Technologies. “PRF-110 demonstrated sustained analgesic activity comparable to an approved benchmark over 72 hours in this head-to-head preclinical study. Importantly, PRF-110 achieved this activity with a ropivacaine-only, NSAID-free formulation. Given ropivacaine’s demonstrated lower cardiac toxicity than bupivacaine in non-clinical pharmacology studies, we believe PRF-110’s formulation profile may represent an important potential advantage as we evaluate the next steps in development.”

Dr. Geller continued, “Post-operative pain remains a significant clinical and public health challenge, particularly as physicians and healthcare systems continue to seek effective ways to reduce reliance on opioids. Once successfully developed and approved, PRF-110 could provide physicians with an additional non-opioid option that combines sustained local analgesia, direct wound-bed administration and a differentiated formulation profile.”

Study Design

The preclinical study was conducted in a validated pig incisional pain model, with von Frey methodology, used extensively to evaluate post-operative analgesic therapies. Animals were randomized to receive a single administration of either PRF-110 or ZYNRELEF into the surgical wound bed prior to closure. Pain-related endpoints were assessed at multiple timepoints over a 72-hour post-operative period.

Analgesic activity was evaluated using standard measures of incisional pain in pigs, including behavioral and functional parameters, as well as stimulus-evoked responses. The active treatment arms were assessed for magnitude and duration of analgesic effect across early and late post-operative time windows.

Key Results

•	PRF-110 and ZYNRELEF each produced clear reductions in pain-related measures, confirming post-operative analgesic activity for both extended-release local analgesic formulations.
•	Across the overall 72-hour assessment period, PRF-110’s analgesic effect was comparable to ZYNRELEF on the primary efficacy endpoints evaluated in this head-to-head preclinical setting.
•	At later post-operative timepoints, PRF-110 maintained analgesic efficacy comparable to ZYNRELEF, supporting the sustained-release characteristics of PRF-110 following a single administration.
•	PRF-110’s safety and local tolerability profile in pigs was consistent with prior preclinical experience, with no unexpected findings observed at the doses tested.

PRF believes the findings provide useful supportive data as the Company evaluates the next steps for PRF-110’s development and regulatory strategy. The Company believes the head-to-head comparison with an approved benchmark may help inform future development planning for PRF-110, including study design, formulation positioning and potential regulatory engagement.

ZYNRELEF is used in this release solely as a comparator product. ZYNRELEF is a registered trademark of Heron Therapeutics, Inc. PRF Technologies is not affiliated with Heron Therapeutics, Inc., and this announcement is not sponsored, endorsed or authorized by Heron Therapeutics, Inc.

About PRF-110

PRF-110 is a proprietary, oil-based, viscous, clear extended-release solution based on the local anesthetic ropivacaine and is being developed for the post-operative pain relief market. PRF-110 is designed to be deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia. The formulation is designed to remain in place at the surgical site, spread over and adhere to the wound surface, resist rapid clearance, and provide sustained local release of ropivacaine. PRF-110 is being developed to provide prolonged post-operative pain relief following a single administration, with the goal of reducing the need for repeated dosing and potentially reducing reliance on opioids after surgery.

About PRF Technologies

PRF Technologies (Nasdaq: PRFX) is a company focused on the reformulation of established therapeutics, and a developer of AI-driven energy optimization technologies through its DeepSolar platform. The Company’s pharmaceutical programs leverage a proprietary extended-release drug-delivery system intended to provide prolonged post-surgical pain relief while minimizing the need for repeated dosing and reducing reliance on opioids. Through DeepSolar, PRF also delivers advanced software solutions that enable both consumers and enterprises to monitor, forecast, and optimize energy consumption - particularly in solar-integrated environments. This dual business model reflects PRF’s strategic commitment to applying precision technology across high-impact sectors including healthcare and sustainable energy. For more information, please visit www.prf-tech.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about PRF’s expectations, beliefs and intentions including with respect to statements related to the prospects for PRF-110 and its development plan. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to continue as a going concern, our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110 OcuRing™-K, LayerBio Inc.’s lead product candidate, and the commercialization of the DeepSolar solution; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110, OcuRing™-K and future product candidates; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; our ability to maintain our listing on the Nasdaq Capital Market; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Dr. Ehud Geller, Chairman
PRF Technologies Ltd.
Tel: +972-54-4236711
Email: egeller@medicavp.com